Appendix A
to the Operating Expenses Limitation Agreement

(as amended on June 20, 2014 to add Scharf Global Opportunity Fund)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Scharf Fund
Investor Class	1.25%
Scharf Balanced Opportunity Fund
Investor Class	1.20%
Scharf Global Opportunity Fund
Retail Class	Inception through January 27, 2016 January 28, 2016 through January 27, 2017 January 28, 2017 and thereafter	0.50% 1.15% 1.50%

ADVISORS SERIES TRUST	SCHARF INVESTMENTS, LLC
on behalf of the Funds listed on Appendix A
By: /s/ Douglas G. Hess	By: /s/ Brian A. Krawez
Name: Douglas G. Hess	Name: Brian A. Krawez
Title: President	Title: President